SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated
financial statements at
September 30, 2022
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at September 30, 2022 and the related interim consolidated income statement, comprehensive income, changes in equity and cash flows for the quarter and nine-month periods then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Ambev S.A. and its subsidiaries as at September 30, 2022, and the consolidated financial performance for the quarter and nine-month period then ended and the consolidated cash flows for the nine-month period then ended, in accordance with IAS 34.

São Paulo, November 9, 2022

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Alessandro Marchesino de Oliveira Contador CRC 1SP265450/O-8

AMBEV S.A.

CONTENTS

INTERIM CONSOLIDATED BALANCE SHEET	2
INTERIM CONSOLIDATED INCOME STATEMENT	4
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	4
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS	8
1. CORPORATE INFORMATION	9
2. STATEMENT OF COMPLIANCE	12
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	13
4. USE OF ESTIMATES AND JUDGMENTS	14
5. CASH AND CASH EQUIVALENTS	16
6. INVESTMENT SECURITIES	16
7. INVENTORY	16
8. RECOVERABLE TAXES	17
9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	17
10. PROPERTY, PLANT AND EQUIPMENT	20
11. GOODWILL	23
12. TRADE PAYABLES	24
13. INTEREST-BEARING LOANS AND BORROWINGS	24
14. PROVISIONS	25
15. CHANGES IN EQUITY	28
16. SEGMENT REPORTING	34
17. NET SALES	38
18. OTHER OPERATING INCOME/(EXPENSES)	38
19. EXCEPTIONAL ITEMS	38
20. FINANCE EXPENSES AND INCOME	39
21. INCOME TAX AND SOCIAL CONTRIBUTION	39
22. SHARE-BASED PAYMENTS	41
23. FINANCIAL INSTRUMENTS AND RISKS	44
24. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	58
25. CONTINGENCIES	59
26. RELATED PARTIES	63
27. EVENTS AFTER THE REPORTING PERIOD	68

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais unless otherwise stated

Assets	Note	09/30/2022	12/31/2021

Cash and cash equivalents	5	17,712,654	16,627,698
Investment securities	6	1,347,216	1,914,607
Derivative financial instruments	23	616,979	597,392
Trade receivables		5,386,513	4,791,634
Inventories	7	12,495,092	11,000,346
Income tax and social contributions recoverable		966,665	631,524
Recoverable taxes	8	1,741,355	1,981,149
Other assets		1,290,491	1,082,791
Current assets		41,556,965	38,627,141

Investment securities	6	233,708	192,877
Derivative financial instruments	23	-	1,581
Income tax and social contributions recoverable		3,109,947	6,326,908
Recoverable taxes	8	6,639,133	6,005,396
Deferred tax assets	9	7,476,972	4,727,749
Other assets		1,966,527	2,063,265
Employee benefits		28,011	27,850
Investments in joint ventures		317,582	305,180
Property, plant and equipment	10	29,926,913	29,224,261
Intangible		9,176,199	8,689,015
Goodwill	11	41,631,997	42,411,260
Non-current assets		100,506,989	99,975,342

Total assets		142,063,954	138,602,483

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	09/30/2022	12/31/2021

Trade payables	12	21,313,178	25,077,911
Derivative financial instruments	23	1,100,245	492,546
Interest-bearing loans and borrowings	13	761,510	847,118
Bank overdrafts	5	438,791	30,514
Wages and salaries		2,225,623	2,439,448
Dividends and interest on shareholders’ equity payable		1,447,859	1,425,045
Income tax and social contribution payable		1,156,270	1,491,037
Taxes and contributions payable		3,688,354	4,585,923
Other liabilities		2,664,820	2,304,546
Provisions	14	183,086	172,318
Current liabilities		34,979,736	38,866,406

Trade payables	12	555,227	617,056
Derivative financial instruments	23	3,964	-
Interest-bearing loans and borrowings	13	2,218,970	2,253,406
Deferred tax liabilities	9	3,783,459	3,213,967
Income tax and social contribution payable		1,622,169	1,686,925
Taxes and contributions payable		909,714	704,160
Put option granted on subsidiaries and other liabilities		2,850,381	3,445,223
Provisions	14	803,289	603,772
Employee benefits		2,785,574	3,193,951
Non-current liabilities		15,532,747	15,718,460

Total liabilities		50,512,483	54,584,866

Equity	15
Issued capital		58,130,517	58,042,464
Reserves		86,434,126	86,378,828
Carrying value adjustments		(66,694,141)	(61,778,261)
Retained earnings/(losses)		12,307,530	-
Equity attributable to the equity holders of Ambev		90,178,032	82,643,031
Non-controlling interests		1,373,439	1,374,586
Total equity		91,551,471	84,017,617

Total equity and liabilities		142,063,954	138,602,483

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Nine-month period ended:		Three-month period ended:
	Note	2022	2021	2022	2021

Net sales	17	57,015,789	50,843,511	20,587,642	18,492,609
Cost of sales		(29,436,813)	(25,163,670)	(10,648,073)	(9,253,071)
Gross profit		27,578,976	25,679,841	9,939,569	9,239,538

Distribution expenses		(8,144,369)	(7,023,789)	(3,000,375)	(2,533,423)
Sales and marketing expenses		(5,289,261)	(4,834,942)	(1,896,403)	(1,741,797)
Administrative expenses		(3,782,574)	(3,493,506)	(1,314,336)	(1,116,561)
Other operating income/(expenses), net	18	1,974,840	1,823,531	348,687	250,641
Exceptional items	19	(78,270)	(237,433)	(19,821)	(80,358)
Income from operations		12,259,342	11,913,702	4,057,321	4,018,040

Finance expenses	20	(5,791,307)	(3,778,292)	(2,338,749)	(1,372,353)
Finance income	20	3,448,068	1,560,455	1,087,685	496,114
Net finance result		(2,343,239)	(2,217,837)	(1,251,064)	(876,239)

Share of results of joint ventures		(7,964)	(40,912)	(2,354)	(19,341)
Income before income tax		9,908,139	9,654,953	2,803,903	3,122,460

Income tax expense	21	(100,247)	(279,344)	411,103	590,257
Net income		9,807,892	9,375,609	3,215,006	3,712,717

Attributable to:
Equity holders of Ambev		9,491,072	9,063,726	3,108,556	3,552,532
Non-controlling interest		316,820	311,883	106,450	160,185

Basic earnings per share – common – R$		0.6029	0.5760	0.1975	0.2257
Diluted earnings per share – common – R$		0.5987	0.5715	0.1961	0.2240

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Nine-month period ended:		Three-month period ended:
	2022	2021	2022	2021

Net income	9,807,892	9,375,609	3,215,006	3,712,717

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge – put option granted on subsidiaries	80,527	112,241	(66,929)	(174,990)
Gains/losses on translation of other foreign operations	(4,630,669)	1,510,923	(497,698)	3,201,164
Gains/losses on translation of foreign operations	(4,550,142)	1,623,164	(564,627)	3,026,174

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	135,417	1,894,309	303,971	1,289,034
Reclassified from equity (Hedge reserve) and included in profit or loss	(499,093)	(1,212,936)	(25,026)	(454,817)
Total cash flow hedge	(363,676)	681,373	278,945	834,217

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	2,692	(57,053)	929	723

Other comprehensive (loss)/income	(4,911,126)	2,247,484	(284,753)	3,861,114

Total comprehensive income	4,896,766	11,623,093	2,930,253	7,573,831

Attributable to:
Equity holders of Ambev	4,577,900	11,218,261	2,768,965	7,293,889
Non-controlling interest	318,866	404,832	161,288	279,942

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in Note 9 – Deferred income tax and social contribution.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2021	57,899,073	54,985,511	25,920,061	-	(64,989,017)	73,815,628	1,335,496	75,151,124

Net Income	-	-	-	9,063,726	-	9,063,726	311,883	9,375,609

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	1,533,031	1,533,031	90,133	1,623,164
Cash flow hedges	-		-	-	678,732	678,732	2,641	681,373
Actuarial gains/(losses)	-		-	-	(57,228)	(57,228)	175	(57,053)
Total comprehensive income	-	-	-	9,063,726	2,154,535	11,218,261	404,832	11,623,093
Capital increase (Note 15)	107,223	(103,804)	-	-	-	3,419	-	3,419
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,522,240	-	1,522,240	20,136	1,542,376
Gains/(losses) of controlling interest	-	-	-	-	(46,159)	(46,159)	6,629	(39,530)
Tax on deemed dividends	-	-	-	-	(1,663)	(1,663)	-	(1,663)
Dividends paid	-	-	-	-	-	-	(373,505)	(373,505)
Purchases of shares and results from treasury shares	-	(41,611)	-	-	-	(41,611)	-	(41,611)
Share-based payments	-	301,095	-	-	-	301,095	-	301,095
At September 30, 2021	58,006,296	55,141,191	25,920,061	10,585,966	(62,882,304)	86,771,210	1,393,588	88,164,798

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2022	58,042,464	55,187,188	31,191,640	-	(61,778,261)	82,643,031	1,374,586	84,017,617

Net Income	-	-	-	9,491,072	-	9,491,072	316,820	9,807,892

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	(4,555,962)	(4,555,962)	5,820	(4,550,142)
Cash flow hedges	-	-	-	-	(359,527)	(359,527)	(4,149)	(363,676)
Actuarial gains/(losses)	-	-	-	-	2,317	2,317	375	2,692
Total comprehensive income	-	-	-	9,491,072	(4,913,172)	4,577,900	318,866	4,896,766
Capital increase (Note 15)	88,053	(64,289)	-	-	-	23,764	-	23,764
Effect of application of IAS 29 (hyperinflation)	-	-	-	2,816,458	-	2,816,458	8,114	2,824,572
Gains/(losses) of controlling interest	-	-	-	-	(2,708)	(2,708)	(248)	(2,956)
Dividends paid	-	-	-	-	-	-	(327,879)	(327,879)
Purchases of shares and results from treasury shares	-	(38,320)	-	-	-	(38,320)	-	(38,320)
Share-based payments	-	157,907	-	-	-	157,907	-	157,907
At September 30, 2022	58,130,517	55,242,486	31,191,640	12,307,530	(66,694,141)	90,178,032	1,373,439	91,551,471

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Nine-month period ended:
	Note	2022	2021

Net income		9,807,892	9,375,609
Depreciation, amortization and impairment		4,323,990	3,934,218
Impairment losses on receivables and inventory		232,034	141,125
Additions/(reversals) in provisions and employee benefits		149,299	143,595
Net finance costs	20	2,343,239	2,217,837
Losses/(gains) on sale of property, plant and equipment and intangible assets		(64,952)	(63,712)
Equity-settled share-based payment expenses	22	217,935	307,597
Income tax expense	21	100,247	279,344
Share of result of joint ventures		7,964	40,912
Other non-cash items included in profit		(590,400)	(1,186,346)
Cash flow from operating activities before changes in working capital and use of provisions		16,527,248	15,190,179

(Increase)/decrease in trade and other receivables		(835,544)	(759,849)
(Increase)/decrease in inventories		(2,236,594)	(1,973,038)
Increase/(decrease) in trade and other payables		(3,182,985)	335,578
Cash generated from operations		10,272,125	12,792,870

Interest paid		(419,531)	(364,513)
Interest received		630,069	225,527
Dividends received		5,586	2,421
Income tax paid		(1,656,896)	(1,580,843)
Cash flow from operating activities		8,831,353	11,075,462

Proceeds from sales of property, plant and equipment and intangible assets		98,011	87,847
Proceeds from sales of subsidiaries’ operations		-	376
Acquisitions of property, plant and equipment and intangible assets		(4,497,574)	(4,666,809)
Acquisitions of subsidiaries, net of cash acquired		(2,913)	(114,722)
Acquisitions of other investments		(30,000)	(5,205)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		509,002	(361,196)
Net proceeds/(acquisitions) of other assets		15,000	5,003
Cash flow from investing activities		(3,908,474)	(5,054,706)

Capital increase		23,764	3,419
Proceeds/(repurchases) of treasury shares		(56,419)	(42,836)
Acquisitions of non-controlling interest		(52)	-
Proceeds from borrowings		203,412	264,944
Repayment of borrowings		(196,697)	(2,289,928)
Cash net of finance costs other than interests		(2,772,004)	(1,484,857)
Payment of lease liabilities		(577,068)	(470,651)
Dividends and interest on shareholders’ equity paid		(282,496)	(1,497,664)
Cash flow from financing activities		(3,657,560)	(5,517,573)

Net increase/(decrease) in cash and cash equivalents		1,265,319	503,183
Cash and cash equivalents less bank overdrafts at the beginning of the year		16,597,184	17,090,335
Effect of exchange rate fluctuations on cash and cash equivalents		(588,640)	151,071
Cash and cash equivalents less bank overdrafts at the end of the year		17,273,863	17,744,589

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo – SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third-party products; the sale of promotional and advertising materials; and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”), and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved, in their final form, by the Board of Directors on October 26, 2022.

(b)	Risks of climate change and the sustainability strategy

Considering the nature of the Company’s operations, there is an inherent exposure to certain risks related to climate change.

There was no significant change in the main risks considered by management related to those stated in the annual financial statements as of December 31, 2021.

(c)	Major corporate events in 2022 and 2021

Tax Credits

After the decision of the Federal Supreme Court (“STF”) in the judgment of RE 574.706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of PIS and COFINS, the General Attorney’s Office (“PGFN”), with binding effects, ruled on the content and effects of this decision. The PGFN normative (PGFN Opinion 14,483/2021, which approved and complemented PGFN Opinion No. 12,943/2021) presented its understanding of the limits of the judgment and equated the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to issues related to the ICMS to be excluded from the taxable base of PIS and COFINS, temporal aspects regarding the applicability of the STF understanding (modulation of effects) and the impacts of said exclusion on the credits recorded by the purchasers upon acquisitions.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

In view of the pacification and the binding understanding of the subject by the PGFN, with important clarifications as to the content and effects of the decision rendered by the STF in the context of RE 574.706/PR, the Company carried out a set of analyses, with the support of its legal advisors and external consultants, aiming at deepening and exhausting all legal issues related to a specific portion of its transactions, which involved a greater complexity regarding the determination of the overpaid taxes to be recovered as it involves transactions between subsidiaries and due to specific issues related to the non-cumulative system for calculation of PIS and COFINS within a group structure

Such analysis presented additional complexity when compared to the recognition of credits resulting from the exclusion of the ICMS from the taxable base of PIS and COFINS previously registered by the Company as it involves transactions with subsidiaries, as mentioned above, and the need to combine the legal understandings previously referred to with the specific tax regime which the Company is subject to.

With the conclusion in the second trimester of 2022 of all relevant steps necessary for the fulfillment of the requirements for the accounting recognition of the asset, including its determination with reasonable assurance, the identification of the supporting documentation and the quantification of the overpaid taxes to be recovered, the Company had its second trimester of 2022 results positively impacted by an additional tax credit of R$1.2 billion.

With respect to the amount referred to above, R$0.9 billion was recorded in Other Operating Income, as described in Financial Statement Note 18 – Other Operating Income/(Expenses), and R$0.3 billion in Financial Income, as described in Note 20 – Financial Expenses and Income.

Given the nature of the dispute, these tax credits are technically part of our normalized results from an accounting perspective. However, given their representativeness and to ensure greater transparency of the performance of our businesses, we have disregarded such amounts for purposes of calculating our organic performance of adjusted EBITDA.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

COVID-19 impacts

The outbreak of the novel coronavirus (SARS-CoV-2 or “COVID-19”) on a global scale has increased the volatility of the national and international markets, affected the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has evolved rapidly across the globe in a fluid and uncertain manner, including voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and bans on the distribution, sale and consumption of alcoholic beverages in some countries where we operate. Many of these measures have directly affected our sales, distribution and final consumer demand for our products.

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, composed of bars and restaurants. In countries with higher levels of income, more mature beer markets and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume was smaller. On the other hand, in countries with lower income levels and less mature beer markets, which volume has been impacted according to the market segmentation between the on-trade and off-trade channels, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the Company’s total volume.

In the beginning of the first quarter, our operations, especially in Brazil, were impacted by the wave of the COVID-19 variant Omicron which, added to factors such as unfavorable climate, negatively impacted our sales. Since then, notably in the second quarter, with greater control over the development of COVID-19, there was a relaxation of the abovementioned restrictions in the regions we operate, favoring, in theory, the recovery of the on-trade channel, despite the uncertainties on how will evolve the consumption recovery in each one of the territories. In Brazil, the consistency in the implementation of the Company’s strategy combined with the relaxation of restrictions and the return of outdoor occasions of consumption generated a positive trend in volumes increasing volume and net revenue related to the same period in 2021. However, there is still some uncertainty regarding the likelihood of new variants and likelihood of further government interventions or increase in restrictions, as well as the economic effects on financial markets and exchange rates. Those impacts may result in material adverse impacts on our business, liquidity, financial condition, and the outcome of operations. However, we are continuing to manage our liquidity and capital resources in a disciplined manner. Management have concluded that there are no substantial doubts regarding the Company’s ability to continue as a going concern.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

As required by International Accounting Standard (“IAS”) 1 – Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at September 30, 2022, which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 11 – Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the interim financial statements, among other analyses.

Any impacts arising from these analyses are reflected in the interim financial statements and disclosed in explanatory notes. In addition, due to the protective actions taken for our staff and the donations made by our community, the Company incurred exceptional expenses of R$18,453 at September 30, 2022, as reported in Note 19 – Exceptional items.

Share buyback program

The Board of Directors, in a meeting held on March 18, 2021, approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and Brazilian Securities and Exchange Commission (“CVM”) Instruction 567/15, a share buyback program of shares issued by the Company (“Program”) up to the limit of 5,700,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company’s share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The Program closed in September 18, 2022, as disclosed in material fact to market at March 18, 2021. In March 18, 2021 the Company had 4,357,308,131 outstanding shares as defined in CVM Instruction 567/15. The stock acquisitions were carried out through 2021 and 2022, within the scope of the Program, as per a deduction of the capital reserve account recorded in the balance sheets dated as at December 31, 2020 and December 31, 2021, respectively. The transaction was carried out, in 2021 and 2022, through the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2021. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filing:

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 20);
(c)	Investment securities (Note 16);
(d)	Intangibles (Note 15);
(e)	Goodwill (Note 14);
(f)	Interest-bearing loans and borrowings (Note 23);
(g)	Employee benefits (Note 24);
(h)	Changes in equity (Note 22);
(i)	Additional information on operating expenses by nature (Note 10);
(j)	Payroll and related benefits (Note 09);
(k)	Contingencies (Note 30);
(l)	Group companies (Note 33); and
(m)	Insurance (Note 34).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the interim financial statements as at September 30, 2022 compared to those presented in the financial statements for the years ended December 31, 2021.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand. The measurement basis used in preparing the interim financial statements is the historical cost, net realizable value, fair value or recoverable amount.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated
(b)	Recently issued IFRS

There were no new standards for the period ended September 30, 2022 for the preparation of these interim financial statements.

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in the interim consolidated financial statements on the entity in the current or future reporting periods, or on foreseeable future transactions.

(c)	Foreign currency conversion

Exchange rates

The main exchange rates used in the preparation of the Company’s interim financial statements are as follows:

			Closing rate				Average rate
					Nine-month period ended:		Three-month period ended:
Currency	Name	Country	09/30/2022	12/31/2021	09/30/2022	09/30/2021	06/30/2022	06/30/2021

CAD	Canadian Dollar	Canada	3.9501	4.3914	3.9951	4.2493	3.9808	4.3400
DOP	Dominican Peso	Dominican Republic	0.0974	0.0970	0.0915	0.0922	0.0902	0.0938
USD	US Dollar	Panamá and Cuba (i)	5.1790	5.5805	5.0918	5.2940	5.0490	5.4046
GTQ	Quetzal	Guatemala	0.6659	0.7201	0.6585	0.6854	0.6547	0.7001
ARS	Argentinean Peso	Argentina	0.0373	0.0543	0.0450	0.0576	0.0464	0.0605
BOB	Bolivian Peso	Bolivia	0.7441	0.8018	0.7316	0.7606	0.7254	0.7765
PYG	Guarani	Paraguay	0.0008	0.0008	0.0007	0.0008	0.0007	0.0008
UYU	Uruguayan Peso	Uruguay	0.1264	0.1249	0.1214	0.1227	0.1190	0.1253
CLP	Chilean Peso	Chile	0.0059	0.0066	0.0061	0.0072	0.0061	0.0075
BBD	Barbadian Dollar	Barbados	2.5530	2.7510	2.5100	2.6097	2.4890	2.6642

(i) The functional currency of Cuba has parity with the US dollar (“USD”) on the financial statement date.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments relating to the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) Predecessor basis of accounting;

(ii) Business combinations;

(iii) Impairment;

(iv) Provisions, including tax contingencies;

(v) Share-based payments;

(vi) Employee benefits;

(vii) Current and deferred tax;

(viii) Joint arrangements;

(ix) Measurement of financial instruments, including derivatives;

(x) Assets and liabilities recognition related to extemporaneous tax credits and debits;

(xi) Accounting and financial reporting in hyperinflationary economies; and

(xii) Leases.

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of future cash flow. Impairment analyses of goodwill and intangible assets with indefinite useful lives are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to choose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for the calculation of projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the Company’s worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of the subsidiaries of the Company are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and, by their nature, can take a considerable time to complete.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

5.	CASH AND CASH EQUIVALENTS

	09/30/2022	12/31/2021

Cash	171,835	651,160
Current bank accounts	3,760,257	4,582,937
Short-term bank deposits (i)	13,780,562	11,393,601
Cash and cash equivalents	17,712,654	16,627,698

Bank overdrafts	(438,791)	(30,514)
Cash and cash equivalents less bank overdraft	17,273,863	16,597,184

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), of high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance includes the amount of R$792 million as at September 30, 2022 (R$975 million in 2021) held in Cuba and Argentina, which is not freely transferable to the parent company due to remittance restrictions.

6.	INVESTMENT SECURITIES

	09/30/2022	12/31/2021

Financial assets at fair value through profit or loss	1,347,216	1,914,607
Current investment securities	1,347,216	1,914,607

Investment on debt securities (i)	233,708	192,877
Non-current investment securities	233,708	192,877

Total	1,580,924	2,107,484

(i) The balance refers substantially to Bank Deposit Certificates (“CDBs”) which are linked to tax incentives and do not have immediate convertibility into a known amount of cash.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

7.	INVENTORY

	09/30/2022	12/31/2021

Finished goods	4,747,288	3,626,651
Work in progress	836,264	672,542
Raw materials and consumables	5,588,621	5,306,223
Spare parts and others	997,194	906,805
Prepayments	453,424	645,899
Impairment losses	(127,699)	(157,774)
	12,495,092	11,000,346

The changes in impairment losses on inventory are as follows:

At December 31, 2020	(141,148)
Effects of movements in foreign exchange in the balance sheet	(2,015)
Provisions	(191,575)
Write-off	176,964
At December 31, 2021	(157,774)
Effects of movements in foreign exchange in the balance sheet	11,892
Provisions	(181,098)
Write-off	199,281
At September 30, 2022	(127,699)

8.	RECOVERABLE TAXES
	09/30/2022	12/31/2021
PIS/COFINS exclusion of ICMS (i)	29,091	516,982
PIS/COFINS	935,489	648,587
ICMS	537,426	565,551
IPI	172,105	168,584
Other	67,244	81,445
Current	1,741,355	1,981,149

PIS/COFINS exclusion of ICMS (i)	5,871,007	5,360,021
ICMS	464,889	383,617
Other	303,237	261,758
Non-current	6,639,133	6,005,396

Total	8,380,488	7,986,545

(i) As detailed in Note 25 – Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS – exclusion of ICMS, according to the table above.

9.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follows:

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Central America and the Caribbean	from 15% to 27%
Latin America – South (i)	from 10% to 35%
Canada	26.5%

(i) Amendments to Argentine tax legislation enacted in June, 2021 and applicable from January, 2021 increased the income tax rate from 30% to 35%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against recorded temporary differences at September 30, 2022.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2022			12/31/2021
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7,696	-	7,696	12,535	(2,451)	10,084
Intangible	-	(1,825,641)	(1,825,641)	-	(1,634,450)	(1,634,450)
Employee benefits	1,062,236	-	1,062,236	1,278,221	(1,953)	1,276,268
Trade payables	3,429,024	(2,428)	3,426,596	4,113,285	(1,104)	4,112,181
Trade receivables	45,643	(3,410)	42,233	50,583	-	50,583
Derivatives	125,564	(81,765)	43,799	232,159	(72,381)	159,778
Interest-bearing loans and borrowings	2,706	(1,112)	1,594	-	(1,646)	(1,646)
Inventories	366,363	(109,791)	256,572	328,187	(49,136)	279,051
Property, plant and equipment	670,641	(2,224,105)	(1,553,464)	645,372	(2,026,973)	(1,381,601)
Withholding tax on undistributed profits and royalties	-	(1,924,369)	(1,924,369)	-	(2,079,452)	(2,079,452)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders’ equity	2,448,564	-	2,448,564	-	-	-
Losses carried forward	1,361,638	-	1,361,638	1,298,807	-	1,298,807
Provisions	823,103	-	823,103	696,879	(217)	696,662
Complement of income tax of foreign subsidiaries due in Brazil	-	(26,990)	(26,990)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	50,709	(8,582)	42,127	78,610	(343)	78,267
ICMS on the assessment bases of PIS/COFINS	-	(154,883)	(154,883)	-	(1,019,608)	(1,019,608)
Other items	273,459	(189,168)	84,291	110,417	(19,970)	90,447
Gross deferred tax assets/(liabilities)	10,667,346	(6,973,833)	3,693,513	8,845,055	(7,331,273)	1,513,782
Netting by taxable entity	(3,190,374)	3,190,374	-	(4,117,306)	4,117,306	-
Net deferred tax assets/(liabilities)	7,476,972	(3,783,459)	3,693,513	4,727,749	(3,213,967)	1,513,782

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The critical estimates of Ambev’s Management, as well the main contingencies related to uncertainty about the tax treatment of income, are disclosed in Notes 4 (i) and 25, respectively.

As at September 30, 2022 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

	09/30/2022
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	7,696	7,696
Intangible	(1,433)	(1,824,208)	(1,825,641)
Employee benefits	202,644	859,592	1,062,236
Trade payables	(209,108)	3,635,704	3,426,596
Trade receivables	31,701	10,532	42,233
Derivatives	(283,590)	327,389	43,799
Interest-bearing loans and borrowings	240	1,354	1,594
Inventories	343,168	(86,596)	256,572
Property, plant and equipment	38,717	(1,592,181)	(1,553,464)
Withholding tax on undistributed profits and royalties	(133,739)	(1,790,630)	(1,924,369)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders’ equity	2,448,564	-	2,448,564
Provisions	438,602	384,501	823,103
Complement of income tax of foreign subsidiaries due in Brazil	(26,990)	-	(26,990)
Impact of the adoption of IFRS 16 (Leases)	-	42,127	42,127
ICMS on the assessment bases of PIS/COFINS	-	(154,883)	(154,883)
Other items	(7,502)	91,793	84,291
Total	2,841,274	(509,399)	2,331,875

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company’s business in the economies in which it is located, and thus is in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	09/30/2022
2022	186,810
2023	231,082
2024	115,015
2025	200,749
2026 to 2028	64,614
2029 to 2030	497,824
2030 to 2031 (i)	65,544
Total	1,361,638

(i) There is no expectation of realization beyond a term of ten years.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

As at September 30, 2022, the tax credits related to tax losses in the amount of R$1,024,435 (R$1,055,557 in 2021) were not recorded, as realization is not probable.

A significant portion of the deferred tax assets related to the tax losses amount do not have any limits on carrying forward or utilization, and the tax losses carried forward in relation to credit are equivalent to R$3,976,377 at September 30, 2022 (R$4,122,454 in December 31, 2021).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2021	1,513,782
Recognition of actuarial gains/(losses)	61
Investment hedge – put option granted on subsidiaries	(41,484)
Cash flow hedge – gains/(losses)	22,557
Gains/(losses) on translation of other foreign operations	(550,223)
Recognized in other comprehensive income	(569,089)
Recognized in the income statement	3,224,282
Changes directly in the balance sheet	(475,462)
Recognized in deferred tax	(532,005)
Effect of application of IAS 29 (hyperinflation)	(532,005)
Recognized in other balance sheet group	56,543
At September 30, 2022	3,693,513

10.	PROPERTY, PLANT AND EQUIPMENT

	09/30/2022	12/31/2021
Property, plant and equipment	27,279,517	26,664,070
Right of use assets	2,647,396	2,560,191
	29,926,913	29,224,261

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2020	12,385,108	34,037,311	7,219,152	2,830,543	56,472,114
Effects of movements in foreign exchange in the balance sheet	54,109	128,963	4,295	6,031	193,398
Effects of application of IAS 29 (hyperinflation)	544,167	1,170,073	216,392	148,722	2,079,354
Acquisition through business combinations	859	8,558	549	1,134	11,100
Acquisitions	11,291	960,138	45,213	6,294,391	7,311,033
Disposals and write-offs	(117,681)	(1,238,356)	(360,415)	(3,382)	(1,719,834)
Transfers to other asset categories	662,036	2,402,864	401,544	(3,872,918)	(406,474)
At December 31, 2021	13,539,889	37,469,551	7,526,730	5,404,521	63,940,691
Effects of movements in foreign exchange in the balance sheet	(726,214)	(2,291,033)	(606,755)	(261,482)	(3,885,484)
Effects of application of IAS 29 (hyperinflation)	777,508	2,604,836	666,782	226,359	4,275,485
Acquisitions	2,988	956,895	25,467	3,350,321	4,335,671
Disposals and write-offs	(22,656)	(1,105,255)	(189,158)	92	(1,316,977)
Transfers to other asset categories	843,237	2,438,911	360,136	(4,174,934)	(532,650)
At September 30, 2022	14,414,752	40,073,905	7,783,202	4,544,877	66,816,736

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2020	(3,993,438)	(23,830,425)	(5,795,390)	-	(33,619,253)
Effects of movements in foreign exchange in the balance sheet	(39,654)	(52,366)	10,586	-	(81,434)
Effects of application of IAS 29 (hyperinflation)	(94,101)	(557,581)	(146,594)	-	(798,276)
Acquisition through business combinations	(258)	(1,065)	(196)	-	(1,519)
Depreciation	(398,116)	(3,098,465)	(634,431)	-	(4,131,012)
Disposals and write-offs	46,584	1,222,553	320,579	-	1,589,716
Transfers to other asset categories	36,617	1,303	5,398	-	43,318
Others	(7,115)	(268,996)	(2,050)	-	(278,161)
At December 31, 2021	(4,449,481)	(26,585,042)	(6,242,098)	-	(37,276,621)
Effects of movements in foreign exchange in the balance sheet	162,151	1,593,115	531,451	-	2,286,717
Effects of application of IAS 29 (hyperinflation)	(140,807)	(1,752,384)	(578,010)	-	(2,471,201)
Depreciation	(327,878)	(2,354,152)	(442,818)	-	(3,124,848)
Disposals and write-offs	3,471	1,099,838	177,631	-	1,280,940
Transfers to other asset categories	9,014	23,654	5,537	-	38,205
Others	(203)	(270,236)	28	-	(270,411)
At September 30, 2022	(4,743,733)	(28,245,207)	(6,548,279)	-	(39,537,219)

Carrying amount:
At December 31, 2021	9,090,408	10,884,509	1,284,632	5,404,521	26,664,070
At September 30, 2022	9,671,019	11,828,698	1,234,923	4,544,877	27,279,517

The balances of fixed assets provided as security are not material.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Right-of-use assets:

	Buildings	Machinery, equipment and vehicles	Others	Total
Acquisition cost
At December 31, 2020	1,791,518	1,905,890	175,541	3,872,949
Effects of movements in foreign exchange in the balance sheet	51,838	6,659	3,556	62,053
Additions	803,868	1,419,365	61,411	2,284,644
Write-offs	(312,351)	(1,327,771)	(122,748)	(1,762,870)
Transfers from/(to) other asset categories	(27,692)	19,747	(6,055)	(14,000)
At December 31, 2021	2,307,181	2,023,890	111,705	4,442,776
Effects of movements in foreign exchange in the balance sheet	(73,755)	(2,947)	(3,487)	(80,189)
Additions	244,140	513,272	46,323	803,735
Write-offs	(7,812)	(189,829)	-	(197,641)
Transfers from/(to) other asset categories	(85,257)	27,180	(9,603)	(67,680)
At September 30, 2022	2,384,497	2,371,566	144,938	4,901,001

	Buildings	Machinery, equipment and vehicles	Others	Total
Depreciation
At December 31, 2020	(812,874)	(1,017,907)	(126,674)	(1,957,455)
Effects of movements in foreign exchange in the balance sheet	(19,328)	(2,840)	(2,265)	(24,433)
Depreciation	(476,324)	(497,286)	(50,782)	(1,024,392)
Write-offs	205,790	794,893	109,604	1,110,287
Transfers (from)/to other asset categories	1,537	(1,043)	12,914	13,408
At December 31, 2021	(1,101,199)	(724,183)	(57,203)	(1,882,585)
Effects of movements in foreign exchange in the balance sheet	31,715	3,665	2,127	37,507
Depreciation	(245,393)	(270,059)	(29,400)	(544,852)
Write-offs	21,141	42,201	-	63,342
Transfers (from)/to other asset categories	51,063	9,682	12,238	72,983
At September 30, 2022	(1,242,673)	(938,694)	(72,238)	(2,253,605)

Carrying amount:
At December 31, 2021	1,205,982	1,299,707	54,502	2,560,191
At September 30, 2022	1,141,824	1,432,872	72,700	2,647,396

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Term contracts and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

	Rate %
Lease Term	09/30/2022	12/31/2021
2021-2025	8.51%	7.29%
2026-2030	10.06%	9.78%
2031-2035	14.56%	14.47%

11.	GOODWILL

	09/30/2022	12/31/2021

Balance at the end of the previous year	42,411,260	40,023,457
Effects of movements in foreign exchange in the balance sheet	(2,306,599)	1,255,314
Effect of application of IAS 29 (hyperinflation)	1,527,336	1,092,437
Acquisitions, (write-offs) and disposal through business combinations	-	40,052
Balance at the end of the year	41,631,997	42,411,260

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	09/30/2022	12/31/2021

Brazil	BRL	17,702,415	17,702,415
Goodwill		102,945,048	102,945,048
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	4,596,102	4,439,344
Panama	PAB	1,879,435	1,939,896

Latin America – South:
Argentina	ARS	3,711,974	3,232,649
Bolivia	BOB	1,912,423	1,973,945
Chile	CLP	48,949	57,371
Paraguay	PYG	1,023,191	1,083,196
Uruguay	UYU	192,123	185,166

Canada	CAD	10,565,385	11,797,278
		41,631,997	42,411,260

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Impairment testing

The impairment test is updated annually considering the most accurate estimates calculated by Management. For the second year of the model, we used the assumptions that were already considered for the projection of the other years, considering that they are still valid. There are no indications of impairment until September 30, 2022.

12.	TRADE PAYABLES

	09/30/2022	12/31/2021

Trade payables (i)	20,335,489	23,867,688
Related parties (Note 26)	977,689	1,210,223
Current	21,313,178	25,077,911

Trade payables (i)	188,941	209,140
Related parties (Note 26)	366,286	407,916
Non-current	555,227	617,056

Total	21,868,405	25,694,967

(i) The nominal contractual amounts, including interest, amount to R$22,297 million at September 30, 2022 (R$29,103 million at December 31, 2021).

13.	INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2022	12/31/2021

Secured bank loans	63,038	72,760
Unsecured bank loans	-	84,070
Other unsecured loans	33,784	37,250
Lease liabilities	664,688	653,038
Current liabilities	761,510	847,118

Secured bank loans	133,047	174,279
Other unsecured loans	99,978	92,858
Lease liabilities	1,985,945	1,986,269
Non-current liabilities	2,218,970	2,253,406

Additional information regarding the exposure of the Company to interest rate risk, foreign currency risk and debt repayment schedule risk is disclosed in Note 23 – Financial instruments and risks.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Contractual clauses (Covenants)

As at September 30, 2022, the Company’s loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require only personal guarantees as collateral or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including limitations on new indebtedness; going-concern basis; maintenance, in use or in good condition for the business, of the Company’s assets; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and/or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

As at September 30, 2022, the Company was in compliance with all of its contractual obligations for its loans and financing.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

14.	PROVISIONS

(a) Provision changes

	Balance as at December 31, 2020	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at December 31, 2021

Provision for disputes and litigation
Taxes on sales	184,196	-	198,519	(57,308)	(106,854)	218,553
Labor	129,842	(820)	163,142	(147,167)	(20,809)	124,188
Civil	86,856	(2,207)	273,888	(71,838)	(33,745)	252,954
Other taxes	156,612	2,000	14,562	(5,159)	(5,026)	162,989
Total provision for disputes and litigation	557,506	(1,027)	650,111	(281,472)	(166,434)	758,684

Restructuring	14,492	1,153	6,796	(5,035)	-	17,406

Total provisions	571,998	126	656,907	(286,507)	(166,434)	776,090

	Balance as at December 31, 2021	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at September 30, 2022

Provision for disputes and litigation
Taxes on sales	218,553	10,380	106,358	(21,470)	(59,869)	253,952
Labor	124,188	(2,938)	123,100	(103,231)	(14,171)	126,948
Civil	252,954	86	186,708	(15,906)	(27,513)	396,329
Other taxes	162,989	(4,899)	55,200	(2,137)	(14,698)	196,455
Total provision for disputes and litigation	758,684	2,629	471,366	(142,744)	(116,251)	973,684

Restructuring	17,406	(1,774)	-	(2,941)	-	12,691

Total provisions	776,090	855	471,366	(145,685)	(116,251)	986,375

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(b)	Expected settlement

		09/30/2022		12/31/2021
	Current	Non-current	Current	Non-current

Provision for disputes and litigation
Taxes on sales	51,063	202,889	55,390	163,163
Labor	24,389	102,559	27,967	96,221
Civil	79,961	316,368	58,835	194,119
Other taxes	22,328	174,127	20,922	142,067
Total provision for disputes and litigation	177,741	795,943	163,114	595,570

Restructuring	5,345	7,346	9,204	8,202

Total provisions	183,086	803,289	172,318	603,772

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company and its subsidiaries are involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible probabilities are disclosed in Note 25 – Contingencies.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

15.	CHANGES IN EQUITY

(a) Capital stock

		09/30/2022		09/30/2021
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,744,452	58,042,464	15,735,118	57,899,073
Capital increase (i)	5,765	88,053	6,337	107,223
Final balance (ii)	15,750,217	58,130,517	15,741,455	58,006,296

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2021	(941,637)	53,662,811	700,898	1,563,439	54,985,511
Capital increase	(29,471)	-	-	(74,333)	(103,804)
Purchases of shares and results of treasury shares	(41,611)	-	-	-	(41,611)
Share-based payments	-	-	-	301,095	301,095
At September 30, 2021	(1,012,719)	53,662,811	700,898	1,790,201	55,141,191

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2022	(1,037,711)	53,662,811	700,898	1,861,190	55,187,188
Capital increase	-	-	-	(64,289)	(64,289)
Purchases of shares and results of treasury shares	(38,320)	-	-	-	(38,320)
Share-based payments	-	-	-	157,907	157,907
At September 30, 2022	(1,076,031)	53,662,811	700,898	1,954,808	55,242,486

(b.1) Purchase of shares and results of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follows:

	Acquisition/realization of shares		Results of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2021	203	(3,045)	(938,592)	(941,637)
Changes during the year	4,097	(70,394)	(688)	(71,082)
At September 30, 2021	4,300	(73,439)	(939,280)	(1,012,719)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	Acquisition/realization of shares		Results of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2022	5,783	(98,140)	(939,571)	(1,037,711)
Changes during the year	2,860	(36,254)	(2,066)	(38,320)
At September 30, 2022	8,643	(134,394)	(941,637)	(1,076,031)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or redeem, reimburse or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$217,935 on September 30, 2022 (R$307,597 at September 30, 2021) (Note 22 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2021	14,511,147	4,456	11,404,458	25,920,061
At September 30, 2021	14,511,147	4,456	11,404,458	25,920,061

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2022	18,359,259	4,456	12,827,925	31,191,640
At September 30, 2022	18,359,259	4,456	12,827,925	31,191,640

There was no change in net income reserves in the third quarter of 2021 and 2022.

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocation of no more than 60% of the adjusted net profit to the investment reserve, to be used to support future investments.

(c.2) Legal reserve

From the net income, 5% will be applied before any other allocation to the legal reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the legal reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(c.3) Tax incentives

The Company has tax incentives under certain state and federal industrial development programs in the form of financing, the deferred payment of taxes or partial reductions in the amount due. These programs aim to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods, use and reductions are set out under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of the following:

	09/30/2022	09/30/2021
ICMS (Brazilian state value-added tax)	1,748,296	1,306,216
Income tax	166,581	172,084
	1,914,877	1,478,300

(c.4) Interest on shareholders’ equity/Dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income determined under Brazilian law, adjusted in accordance with the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders’ equity in the nine-month periods ended September 30, 2021 and September 30, 2022.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2021	11,076,439	744,441	(1,473,230)	(4,783)	(73,777)	156,091	(75,414,198)	(64,989,017)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	1,533,031	-	-	-	-	-	-	1,533,031
Cash flow hedges	-	678,732	-	-	-	-	-	678,732
Actuarial gains/(losses)	-	-	(57,228)	-	-	-	-	(57,228)
Total comprehensive income	1,533,031	678,732	(57,228)	-	-	-	-	2,154,535
Gains/(losses) of controlling interest	-	-	-	-	(46,159)	-	-	(46,159)
Tax on deemed dividends	-	-	-	-	(1,663)	-	-	(1,663)
At September 30, 2021	12,609,470	1,423,173	(1,530,458)	(4,783)	(121,599)	156,091	(75,414,198)	(62,882,304)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2022	13,526,157	1,225,253	(1,131,476)	(6,666)	(121,599)	156,091	(75,426,021)	(61,778,261)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(4,555,962)	-	-	-	-	-	-	(4,555,962)
Cash flow hedges	-	(359,527)	-	-	-	-	-	(359,527)
Actuarial gains/(losses)	-	-	2,317	-	-	-	-	2,317
Total comprehensive income	(4,555,962)	(359,527)	2,317	-	-	-	-	(4,913,172)
Gains/(losses) of controlling interest	-	-	-	-	(2,708)	-	-	(2,708)
At September 30, 2022	8,970,195	865,726	(1,129,159)	(6,666)	(124,307)	156,091	(75,426,021)	(66,694,141)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 23 – Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates available to Management. Accordingly, the Company recognizes the results of these estimated actuarial gains and losses, on a monthly basis, based on the expectations presented in the independent actuarial report.

In March, 2021, an actuarial loss of R$56,940 arising from the deficit on the defined benefits plan was fully recorded under actuarial gains and losses as a counterpart to the balance receivable originally recorded. There were no actuarial gains or losses arising from surplus or deficit in 2022.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Companhia de Bebidas das Américas (“Former Ambev”), and the abovementioned adjustment was recognized in carrying value adjustments when applicable.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

16.	SEGMENT REPORTING

(a)	Reportable segments – nine-month period ended in:
	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Net sales	29,818,955	24,745,204	6,725,700	7,018,072	12,556,930	10,931,572	7,914,204	8,148,663	57,015,789	50,843,511
Cost of sales	(16,216,381)	(12,971,350)	(3,524,239)	(3,289,858)	(6,368,430)	(5,571,790)	(3,327,763)	(3,330,672)	(29,436,813)	(25,163,670)
Gross profit	13,602,574	11,773,854	3,201,461	3,728,214	6,188,500	5,359,782	4,586,441	4,817,991	27,578,976	25,679,841
Distribution expenses	(4,254,404)	(3,643,193)	(741,903)	(626,728)	(1,610,887)	(1,316,026)	(1,537,175)	(1,437,842)	(8,144,369)	(7,023,789)
Sales and marketing expenses	(2,764,761)	(2,391,406)	(477,347)	(485,545)	(1,140,120)	(1,038,494)	(907,033)	(919,497)	(5,289,261)	(4,834,942)
Administrative expenses	(2,383,923)	(2,167,601)	(225,010)	(326,978)	(645,192)	(576,938)	(528,449)	(421,989)	(3,782,574)	(3,493,506)
Other operating income/(expenses)	1,900,624	1,827,369	31,095	9,759	32,251	7,387	10,870	(20,984)	1,974,840	1,823,531
Exceptional items	(29,408)	(104,013)	(10,625)	(36,574)	(37,997)	(85,143)	(240)	(11,703)	(78,270)	(237,433)
Income from operations	6,070,702	5,295,010	1,777,671	2,262,148	2,786,555	2,350,568	1,624,414	2,005,976	12,259,342	11,913,702
Net finance costs	(683,654)	(535,179)	62,663	(110,523)	(1,578,384)	(1,494,089)	(143,864)	(78,046)	(2,343,239)	(2,217,837)
Share of results of joint ventures	(7,762)	(7,051)	(821)	(9,461)	-	-	619	(24,400)	(7,964)	(40,912)
Income before income tax	5,379,286	4,752,780	1,839,513	2,142,164	1,208,171	856,479	1,481,169	1,903,530	9,908,139	9,654,953
Income tax expense	1,513,603	1,418,137	(496,521)	(707,510)	(557,577)	(334,265)	(559,752)	(655,706)	(100,247)	(279,344)
Net income	6,892,889	6,170,917	1,342,992	1,434,654	650,594	522,214	921,417	1,247,824	9,807,892	9,375,609

EBITDA (iii)	8,479,820	7,490,709	2,311,661	2,729,203	3,717,346	3,204,571	2,066,541	2,382,525	16,575,368	15,807,008
Depreciation, amortization and impairment	(2,416,880)	(2,202,750)	(534,811)	(476,516)	(930,791)	(854,003)	(441,508)	(400,949)	(4,323,990)	(3,934,218)
Net finance costs	(683,654)	(535,179)	62,663	(110,523)	(1,578,384)	(1,494,089)	(143,864)	(78,046)	(2,343,239)	(2,217,837)
Income tax expense	1,513,603	1,418,137	(496,521)	(707,510)	(557,577)	(334,265)	(559,752)	(655,706)	(100,247)	(279,344)
Net income	6,892,889	6,170,917	1,342,992	1,434,654	650,594	522,214	921,417	1,247,824	9,807,892	9,375,609

EBITDA margin as a % (iii)	28.4%	30.3%	34.4%	38.9%	29.6%	29.3%	26.1%	29.2%	29.1%	31.1%

Acquisition of property, plant and equipment	2,841,762	3,095,460	745,953	455,928	726,039	837,681	183,820	277,740	4,497,574	4,666,809

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021

Segment assets	56,225,817	54,609,401	16,172,943	15,351,934	23,011,743	21,582,950	16,772,917	18,016,562	112,183,420	109,560,847
Intersegment elimination									(2,488,494)	(2,868,475)
Non-segmented assets									32,369,028	31,910,111
Total assets									142,063,954	138,602,483

Segment liabilities	24,440,810	27,611,116	5,026,036	5,414,414	6,185,053	7,843,612	5,893,475	6,156,510	41,545,374	47,025,652
Intersegment elimination									(2,488,541)	(2,869,056)
Non-segmented liabilities									103,007,121	94,445,887
Total liabilities									142,063,954	138,602,483

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(b)	Reportable segments – three-month periods ended in:

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Net sales	10,768,404	8,996,458	2,218,983	2,397,039	4,505,318	4,195,030	3,094,937	2,904,082	20,587,642	18,492,609
Cost of sales	(5,851,703)	(4,888,291)	(1,201,320)	(1,103,247)	(2,277,506)	(2,086,818)	(1,317,544)	(1,174,715)	(10,648,073)	(9,253,071)
Gross profit	4,916,701	4,108,167	1,017,663	1,293,792	2,227,812	2,108,212	1,777,393	1,729,367	9,939,569	9,239,538
Distribution expenses	(1,532,703)	(1,312,379)	(287,256)	(200,739)	(590,570)	(516,826)	(589,846)	(503,479)	(3,000,375)	(2,533,423)
Sales and marketing expenses	(938,993)	(835,833)	(197,427)	(168,431)	(413,090)	(392,391)	(346,893)	(345,142)	(1,896,403)	(1,741,797)
Administrative expenses	(822,695)	(717,850)	(95,675)	(59,495)	(234,269)	(197,130)	(161,697)	(142,086)	(1,314,336)	(1,116,561)
Other operating income/(expenses)	351,475	245,849	(3,815)	5,741	(1,623)	13,307	2,650	(14,256)	348,687	250,641
Exceptional items	(10,145)	(42,965)	(1,977)	(7,518)	(7,459)	(23,445)	(240)	(6,430)	(19,821)	(80,358)
Income from operations	1,963,640	1,444,989	431,513	863,350	980,801	991,727	681,367	717,974	4,057,321	4,018,040
Net finance costs	(465,944)	(353,761)	49,573	21,017	(764,008)	(511,546)	(70,685)	(31,949)	(1,251,064)	(876,239)
Share of results of joint ventures	(2,935)	(6,354)	113	(4,450)	-	-	468	(8,537)	(2,354)	(19,341)
Income before income tax	1,494,761	1,084,874	481,199	879,917	216,793	480,181	611,150	677,488	2,803,903	3,122,460
Income tax expense	918,076	1,140,596	(73,111)	(201,674)	(190,195)	(118,047)	(243,667)	(230,618)	411,103	590,257
Net income	2,412,837	2,225,470	408,088	678,243	26,598	362,134	367,483	446,870	3,215,006	3,712,717

EBITDA (iii)	2,794,628	2,223,980	629,206	994,825	1,339,572	1,308,009	814,973	842,425	5,578,379	5,369,239
Depreciation, amortization and impairment	(833,923)	(785,345)	(197,580)	(135,925)	(358,771)	(316,282)	(133,138)	(132,988)	(1,523,412)	(1,370,540)
Net finance costs	(465,944)	(353,761)	49,573	21,017	(764,008)	(511,546)	(70,685)	(31,949)	(1,251,064)	(876,239)
Income tax expense	918,076	1,140,596	(73,111)	(201,674)	(190,195)	(118,047)	(243,667)	(230,618)	411,103	590,257
Net income	2,412,837	2,225,470	408,088	678,243	26,598	362,134	367,483	446,870	3,215,006	3,712,717

EBITDA margin as a % (iii)	26.0%	24.7%	28.4%	41.5%	29.7%	31.2%	26.3%	29.0%	27.1%	29.0%

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(c)	Additional information – by business unit:

	Nine-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drinks and Non-alcoholic and non-carbonated		Total		Beer		Soft drinks and Non-alcoholic and non-carbonated		Total
	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Net sales	25,063,325	21,304,891	4,755,630	3,440,313	29,818,955	24,745,204	9,050,238	7,730,817	1,718,166	1,265,641	10,768,404	8,996,458
Cost of sales	(13,363,676)	(10,951,010)	(2,852,705)	(2,020,340)	(16,216,381)	(12,971,350)	(4,852,054)	(4,105,960)	(999,649)	(782,331)	(5,851,703)	(4,888,291)
Gross profit	11,699,649	10,353,881	1,902,925	1,419,973	13,602,574	11,773,854	4,198,184	3,624,857	718,517	483,310	4,916,701	4,108,167
Distribution expenses	(3,494,127)	(3,043,369)	(760,277)	(599,824)	(4,254,404)	(3,643,193)	(1,261,328)	(1,097,270)	(271,375)	(215,109)	(1,532,703)	(1,312,379)
Sales and marketing expenses	(2,485,910)	(2,158,617)	(278,851)	(232,789)	(2,764,761)	(2,391,406)	(824,055)	(750,645)	(114,938)	(85,188)	(938,993)	(835,833)
Administrative expenses	(2,084,221)	(1,884,317)	(299,702)	(283,284)	(2,383,923)	(2,167,601)	(720,057)	(627,194)	(102,638)	(90,656)	(822,695)	(717,850)
Other operating income/(expenses)	1,551,889	1,519,811	348,735	307,558	1,900,624	1,827,369	251,538	177,960	99,937	67,889	351,475	245,849
Exceptional items	(26,250)	(97,931)	(3,158)	(6,082)	(29,408)	(104,013)	(8,777)	(37,171)	(1,368)	(5,794)	(10,145)	(42,965)
Income from operations	5,161,030	4,689,458	909,672	605,552	6,070,702	5,295,010	1,635,505	1,290,537	328,135	154,452	1,963,640	1,444,989
Net finance costs	(683,654)	(535,179)	-	-	(683,654)	(535,179)	(465,944)	(353,761)	-	-	(465,944)	(353,761)
Share of results of joint ventures	(7,762)	(7,051)	-	-	(7,762)	(7,051)	(2,935)	(6,354)	-	-	(2,935)	(6,354)
Income before income tax	4,469,614	4,147,228	909,672	605,552	5,379,286	4,752,780	1,166,626	930,422	328,135	154,452	1,494,761	1,084,874
Income tax expense	1,513,603	1,418,137	-	-	1,513,603	1,418,137	918,076	1,140,596	-	-	918,076	1,140,596
Net income	5,983,217	5,565,365	909,672	605,552	6,892,889	6,170,917	2,084,702	2,071,018	328,135	154,452	2,412,837	2,225,470

EBITDA (i)	7,264,418	6,621,123	1,215,402	869,586	8,479,820	7,490,709	2,347,982	1,977,061	446,646	246,919	2,794,628	2,223,980
Depreciation, amortization and impairment	(2,111,150)	(1,938,716)	(305,730)	(264,034)	(2,416,880)	(2,202,750)	(715,412)	(692,878)	(118,511)	(92,467)	(833,923)	(785,345)
Net finance costs	(683,654)	(535,179)	-	-	(683,654)	(535,179)	(465,944)	(353,761)	-	-	(465,944)	(353,761)
Income tax expense	1,513,603	1,418,137	-	-	1,513,603	1,418,137	918,076	1,140,596	-	-	918,076	1,140,596
Net income	5,983,217	5,565,365	909,672	605,552	6,892,889	6,170,917	2,084,702	2,071,018	328,135	154,452	2,412,837	2,225,470

EBITDA margin as a % (i)	29.0%	31.1%	25.6%	25.3%	28.4%	30.3%	25.9%	25.6%	26.0%	19.5%	26.0%	24.7%

(i) From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

17.	NET SALES

Reconciliation between gross sales and net sales:

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Gross sales and/or services	90,418,564	75,635,871	32,787,644	28,053,793
Excise duty	(17,653,480)	(15,441,865)	(6,348,465)	(5,562,265)
Discounts	(15,749,295)	(9,350,495)	(5,851,537)	(3,998,919)
	57,015,789	50,843,511	20,587,642	18,492,609

18.	OTHER OPERATING INCOME/(EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Government grants/net present value of long-term fiscal incentives	880,923	579,439	327,190	229,230
Extemporaneous credits/(debits) (i)	1,013,970	1,218,877	449	(298)
(Additions)/reversals of provisions	(57,336)	(28,042)	(46,323)	(6,573)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	64,952	18,313	19,039	6,983
Other operating income/(expenses), net	72,331	34,944	48,332	21,299
	1,974,840	1,823,531	348,687	250,641

(i) As detailed in Note 25 – Contingencies, the Company has recognized PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operating income/(expenses).

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and that the grants will be received. Government grants are systematically recognized in income during the periods when the Company recognizes as expenses the related costs that the grants are intended to offset.

19.	EXCEPTIONAL ITEMS

	09/30/2022	09/30/2021	09/30/2022	09/30/2021
COVID-19 impacts (ii)	(18,453)	(109,257)	(2,886)	(32,695)
Restructuring (i)	(54,189)	(121,450)	(12,217)	(44,787)
Effect of application of IAS 29 (hyperinflation)	(5,628)	(6,726)	(4,718)	(2,876)
	(78,270)	(237,433)	(19,821)	(80,358)

(i) The restructuring expenses primarily related to centralized projects and resizing in the Latin America CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at the Company’s facilities, providing alcohol gel and masks for our employees); (b) donations; and (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated
20.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Interest expense	(1,649,048)	(989,338)	(691,579)	(351,180)
Net interest on pension plans	(80,910)	(86,386)	(27,260)	(27,011)
Losses on hedging instruments	(2,627,158)	(1,677,423)	(1,073,413)	(606,347)
Interest on provision for disputes and litigation	(269,037)	(248,096)	(172,227)	(154,035)
Exchange variations	(467,877)	(407,912)	(220,511)	(111,911)
Tax on financial transactions	(213,344)	(114,904)	(66,729)	(46,214)
Bank guarantee expenses	(120,587)	(111,188)	(22,656)	(23,907)
Other financial results	(363,346)	(143,045)	(64,374)	(51,748)
	(5,791,307)	(3,778,292)	(2,338,749)	(1,372,353)

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 23 – Financial instruments and risks). The interest expenses are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Financial instruments measured at amortized cost	(537,433)	(321,872)	(257,169)	(126,388)
Financial instruments at fair value through profit or loss	(1,111,615)	(667,466)	(434,410)	(224,792)
	(1,649,048)	(989,338)	(691,579)	(351,180)

(b)	Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Interest income	1,634,943	800,963	480,871	173,426
Interest and foreign exchange rate on loans to/from related parties	27,149	32,626	12,185	12,016
Other financial results	444,807	72,545	35,807	60,126
	2,106,899	906,134	528,863	245,568

Effect of application of IAS 29 (hyperinflation)	1,341,169	654,321	558,822	250,546
	3,448,068	1,560,455	1,087,685	496,114

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Cash and cash equivalents	443,931	179,352	228,772	79,200
Investment securities held for trading	134,098	40,143	49,951	18,711
Other receivables (i)	1,056,914	581,468	202,148	75,515
	1,634,943	800,963	480,871	173,426

(i) Mainly related to monetary adjustments related to the exclusion of ICMS (VAT tax) from the basis of PIS and COFINS calculation, in the amount of R$470.9 million at June 2022 (R$277.5 million at June 2021), additional details in Note 25 – Contingencies

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

21.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Income tax expense – current	(3,324,529)	(2,293,923)	(872,636)	(978,082)

Deferred tax expense on temporary differences	3,161,451	1,867,217	1,221,035	1,515,381
Deferred tax on tax loss carryforward movements in the current period	62,831	147,362	62,704	52,958
Total deferred tax (expense)/income	3,224,282	2,014,579	1,283,739	1,568,339

Total income tax expenses	(100,247)	(279,344)	411,103	590,257

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
Profit before tax	9,908,139	9,654,953	2,803,903	3,122,460
Adjustment on a taxable basis
Others non-taxable income	(758,271)	(465,109)	(183,576)	(465,109)
Government grants related to sales taxes	(1,748,296)	(1,306,216)	(654,669)	(499,591)
Share of results of joint ventures	7,964	40,912	2,354	19,341
Non-deductible expenses	145,598	59,337	94,411	16,819
Worldwide taxation	225,310	(387,996)	120,662	(275,934)
	7,780,444	7,595,881	2,183,085	1,917,986
Aggregated weighted nominal tax rate	29.49%	27.59%	29.06%	24.55%
Taxes payable – nominal rate	(2,294,392)	(2,095,534)	(634,387)	(470,916)
Adjustment on tax expense
Income tax incentives	166,581	172,084	64,621	91,216
Deductible interest on shareholders’ equity	2,448,564	1,580,658	1,095,783	549,529
Tax savings from goodwill amortization	22,919	58,097	4,290	19,366
Withholding income tax	(64,865)	(482,459)	(30,412)	(169,519)
Recognition/(write-off) of deferred charges on tax losses	(63,726)	50,212	(16,965)	51,985
Effect of application of IAS 29 (hyperinflation)	(197,240)	(86,259)	(88,809)	(25,233)
Others with reduced taxation	(118,088)	523,858	16,982	543,830
Income tax and social contribution expense	(100,247)	(279,343)	411,103	590,258
Effective tax rate	1.01%	2.89%	-14.66%	-18.90%

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: for regional incentives, these are related primarily to local production and, when reinvested, are not subject to income tax and social contribution, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in ICMS.

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated
•	Withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The amount recognized in 2022 is mainly due to the exchange rate variation of the deferred income tax balances.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on Capital (“IOC”), which amounts are impacted by taxable result, net income reserves and by TJLP. Such earnings are deductible for income tax purposes.

22.	SHARE-BASED PAYMENTS

Currently the Company has two plans of share-based payment programs: (i) the Stock Option Plan, approved in the Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”), and (ii) the Share-based Payment Plan, approved in the Extraordinary General Meeting of April 29, 2016, as amended in the Extraordinary General Meeting of July 30, 2013 (“Share-Based Plan”). In each plan different restricted stock option and share-based payment programs are issued periodically which allow the employees and senior management of the Company and its subsidiaries to acquire, through the exercise of stock options, or receive shares of the Company.

(i) Stock Option Plan

There are three models of stock options that may be granted under the Stock Option Plan.

Under the first model, beneficiaries, in accordance with their internal category, could choose between allocating (a) 30% or 100%, (b) 40% or 100%, and (c) 60% or 100% of the amounts received by them as profit sharing, regarding the immediate year to the exercise of stock options, to acquisition thereby allowing them to acquire the corresponding amount of Ambev shares. Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding stock option grant date. During such five-year period, the beneficiary must remain employed at Ambev or in any other company of its group.

Under the second model, the beneficiary may exercise the stock options granted only after a period of up to five years from the corresponding stock option grant date. Vesting of the stock options granted under the second model is not subject to the Company’s performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the stock options’ vesting.

Under the third model, the beneficiaries, in accordance with their internal category, may choose between allocating (a) 20% or 100%, (b) 30% or 100%, and (c) 50% or 100%, of the amounts received by them as profit sharing, regarding the immediate year to the exercise of stock options, to the acquisition of the corresponding amount of Ambev shares. The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding stock option exercising date (which shall not be later than forty-five days from the stock option grant date). The beneficiaries of this third model are under a five-year lock-up period.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received.

(ii) Share-Based Plan

In this plan, certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares of the Company, including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as “restricted shares”.

The delivery of restricted shares is made free, and the waiting period may vary between three and five years from the corresponding share-based plan grant date, during which the beneficiary must remain employed at Ambev or any other company of its group.

The restricted shares give to participants the right to receive additional shares with the same conditions, such as compensation dividends and Interest on shareholder’s equity declared and paid by the Company during the waiting period. The right to receive restricted and additional shares can be fully or partially lost depending on circumstances, including cases of resignation or resignation during the grace period.

Under the Share-Based Plan, the reference price per restricted share is defined on the stocks grant date based on the share price of the trading session on B3 S.A. immediately prior to the granting of the shares and based on the number of grant shares. During the grace period the amount is recorded as expense against equity. The shares are transferred to attendees according to terms and periods by the respective programs.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The total number of outstanding options developed was as follows:

Thousand options	09/30/2022	12/31/2021

Options outstanding at January	113,760	127,265
Options exercised during the period	-	(5,247)
Options forfeited during the period	(4,507)	(8,258)
Options outstanding at the end of the period	109,253	113,760

The range of exercise prices of the outstanding options is from R$15.95 (R$15.95 in 2021) to R$43.69 (R$45.97 in 2021) and the weighted average remaining contractual life is approximately 6.67 years (6.70 years in 2021).

Of the 109,253 thousand outstanding options (113,760 thousand in 2021), 60,764 thousand options were vested in 2022 (59,250 thousand in 2021).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2022	12/31/2021

Options outstanding at January 1	19.92	19.81
Options forfeited during the period	18.67	25.27
Options exercised during the period	-	13.16
Options outstanding at the end of the period	19.79	19.92
Options exercisable at the end of the period	20.66	21.14

For the period ended in September 30, 2022 there were no options exercised (in December 31, 2021 the weighted average share price as at the exercise date was R$17.87).

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company did not grant deferred shares under the Stock Option Plan (in 2021 110 thousand deferred shares have been granted, which are valued based on the share price for the trading session immediately prior to the grant, which represented a fair value of R$1,690). Such deferred shares are subject to a grace period of five years from the grant date.

During the period, the Company granted 19,481 thousand restricted shares under the Share-Based Plan (20,629 thousand in 2021), which are valued based on the share price of the trading session immediately prior to the granting of the shares, representing a fair value of approximately R$296,111 in 2022 (R$325,735 in 2021). Such restricted share units are subject to a grace period which can vary from three to five years counted from the grant date.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Stated below is the total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan which will be delivered in the future based on the fulfilment of certain conditions (deferred stock and restricted shares):

Deferred shares

Thousand deferred shares	09/30/2022	12/31/2021

Deferred shares outstanding at January 1	1,168	6,065
New deferred shares during the period	-	110
Deferred shares granted during the period	(214)	(4,964)
Deferred shares forfeited during the period	(4)	(43)
Deferred shares outstanding at the end of the period	950	1,168

Restricted shares

Thousand restricted shares	09/30/2022	12/31/2021

Restricted shares outstanding at January	62,545	43,458
New restricted shares during the period	19,481	20,629
Restricted shares granted during the period	-	(22)
Restricted shares forfeited during the period	(2,127)	(1,520)
Restricted shares outstanding at the end of the period	79,899	62,545

Additionally, certain employees and managers of the Company received options to acquire AB InBev shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$221,155 on September 30, 2022 (R$310,425 on September 30, 2021), recorded as administrative expenses.

23.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”).

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The Policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The Policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The Policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The Policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The Policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations, Finance and Compensation Committee (COF).

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At September 30, 2022, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments – Highly probable forecast transactions contracted to minimize the Company’s exposure to fluctuations in exchange rates and the prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods during which the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments – operations contracted for the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed to identify new indications of exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

iii) Net investment hedge derivative instruments – transactions entered into to minimize the exposure to exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the purpose of translating the account balance.

In accordance with the hedge accounting, the effective hedge amount is recorded in equity and, in the event of an ineffective portion this result is recorded immediately in finance result during the period ineffectiveness was identified, for cash flow hedge and net investment hedge.

The following tables summarize the exposure identified and protected in accordance with the Company’s Risk Policy.

Non-derivative financial instruments

Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the Group, following the result of the hedged item.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					Nine-month period ended: 09/30/2022			Three-month period ended: 09/30/2022
			Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		21,438,786	615,820	(1,087,248)	(2,583,442)	561,640	210,357	(1,072,710)	75,445	470,789
	Commodities	5,891,604	106,823	(948,891)	62,324	286,484	(655,237)	50,771	(156,579)	(37,923)
	US Dollars	15,372,560	491,032	(137,352)	(2,640,736)	274,570	851,739	(1,122,352)	238,111	482,565
	Euros	30,743	176	(932)	(683)	(1,336)	(495)	(199)	(2,015)	1,340
	Mexican Pesos	143,879	17,789	(73)	(4,347)	1,922	14,350	(930)	(4,072)	24,807

Fixed Assets		208,880	514	(6,745)	(4,778)	3,921	(9,543)	(249)	775	(5,115)
	US Dollars	208,880	514	(6,745)	(4,778)	3,921	(9,543)	(249)	775	(5,115)

Expenses		259,421	645	(10,216)	(32,087)	6,889	(14,596)	54	17	8,681
	US Dollars	259,421	645	(10,216)	(32,087)	6,889	(14,596)	54	17	8,681
September 30, 2022		21,907,087	616,979	(1,104,209)	(2,620,307)	572,450	186,218	(1,072,905)	76,237	474,355

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

					Nine-month period ended: 09/30/2021			Three-month period ended: 09/30/2021
			Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		18,911,847	597,455	(421,087)	(1,339,403)	1,071,588	1,905,678	(429,184)	397,148	1,301,165
	Commodities	3,179,859	455,294	(41,244)	(112,470)	767,512	691,007	(104,282)	306,241	260,878
	US Dollars	15,516,386	136,243	(378,396)	(1,217,732)	324,388	1,363,411	(326,740)	83,661	1,137,033
	Euros	31,839	-	(787)	(109)	424	(1,751)	3	(462)	407
	Mexican Pesos	183,763	5,918	(660)	(9,092)	(20,736)	(146,989)	1,835	7,708	(97,153)

Fixed Assets		1,111,350	1,065	(53,327)	(301,764)	85,778	89,477	(84,395)	32,437	24,530
	US Dollars	1,111,350	1,065	(53,327)	(301,764)	85,778	89,477	(84,395)	32,437	24,530

Expenses		365,752	453	(18,132)	(96,624)	28,978	138,923	(28,019)	9,884	43,135
	US Dollars	365,752	453	(18,132)	(96,624)	28,978	138,923	(28,019)	9,884	43,135

Equity Instrument		-	-	-	78,063	-	-	(28,394)	-	-
	Stock Exchange Prices	-	-	-	78,063	-	-	(28,394)	-	-
Total		20,388,949	598,973	(492,546)	(1,659,728)	1,186,344	2,134,078	(569,992)	439,469	1,368,830

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

I.        Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses or income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed- and floating-rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts. As at September 30, 2022, the Company does not hold hedge positions to the exposure described below:

	09/30/2022
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	8.3%	2,107,450
Working capital in Argentinean Peso	69.9%	438,141
Other	13.2%	317,914
Working capital in Paraguayan Guarani	7.0%	650
US Dollars	14.0%	10,938
Canadian Dollars	6.4%	406,850
Pre-fixed interest rate		3,281,943

Brazilian Reais	9.6%	137,328
Post fixed interest rate		137,328

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	12/31/2021
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	7.2%	2,343,257
Working capital in Argentinean Peso	34.7%	30,514
Other	11.3%	226,037
US Dollars	13.1%	17,450
Canadian Dollars	2.5%	430,781
Pre-fixed interest rate		3,048,039

Brazilian Reais	11.6%	82,999
Post fixed interest rate		82,999

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model provides the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after September 30, 2022 for the calculation, which are presented in the model.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at September 30, 2022.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at September 30, 2022.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	(842,068)	(1,079,386)	(2,314,969)	(3,787,870)
Input purchases		842,068	1,079,386	2,314,969	3,787,870
Foreign exchange hedge	Foreign currency decrease	370,640	150,495	(3,516,156)	(7,402,951)
Input purchases		(370,640)	(150,495)	3,516,156	7,402,951
Cost effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(6,231)	(7,283)	(58,451)	(110,671)
Capex Purchases		6,231	7,283	58,451	110,671
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(9,571)	(10,543)	(74,426)	(139,282)
Expenses		9,571	10,543	74,426	139,282
Expense effects		-	-	-	-
		-	-	-	-

As at September 30, 2022 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2022	2023	2024	2025	>2025	Total

Cost		6,881,782	14,557,004	-	-	-	21,438,786
	Commodities	1,829,262	4,062,342	-	-	-	5,891,604
	US Dollars	4,991,547	10,381,013	-	-	-	15,372,560
	Euros	8,592	22,151	-	-	-	30,743
	Mexican Pesos	52,381	91,498	-	-	-	143,879

Fixed assets		85,233	123,647	-	-	-	208,880
	US Dollars	85,233	123,647	-	-	-	208,880

Expenses		191,053	68,368	-	-	-	259,421
	US Dollars	191,053	68,368	-	-	-	259,421
		7,158,068	14,749,019	-	-	-	21,907,087

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2022	2023	2024	2025	>2025	Total

Costs		(329,400)	(142,028)	-	-	-	(471,428)
	Commodities	(429,620)	(412,448)	-	-	-	(842,068)
	US Dollars	90,660	263,020	-	-	-	353,680
	Euros	(658)	(98)	-	-	-	(756)
	Mexican Pesos	10,218	7,498	-	-	-	17,716

Fixed assets		(4,310)	(1,921)	-	-	-	(6,231)
	US Dollars	(4,310)	(1,921)	-	-	-	(6,231)

Expenses		(8,315)	(1,256)	-	-	-	(9,571)
	US Dollars	(8,315)	(1,256)	-	-	-	(9,571)
		(342,025)	(145,205)	-	-	-	(487,230)

II.    Credit Risk

Concentration of trade receivables credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set forth in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty’s risk rating and capitalization.

Any deposits or cash available must be kept in accounts with top-tier banks, or banks with a high credit rating in the respective country. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating; (ii) the transaction term; (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represent the maximum exposure to credit risk as at September 30, 2022. As at September 30, 2022, there was no concentration of credit risk in any counterparties in excess of the limits established by the Company’s risk policy.

III.     Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•                  Debt servicing;

•                  Capital expenditure;

•                  Investments in companies;

•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;

•                  Share buyback programs; and

•                  Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities, are sufficient to finance capital expenditure, financial liabilities and dividend payments in the future.

							09/30/2022
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	34,307,195	35,656,443	30,547,915	218,206	2,387,887	1,064,304	1,438,131
Secured bank loans	196,085	261,345	77,014	33,241	25,182	50,363	75,545
Other unsecured loans	133,762	337,220	47,178	46,582	44,167	22,394	176,899
Lease liabilities	2,650,633	3,085,618	808,585	833,020	518,734	571,217	354,062
	37,287,675	39,340,626	31,480,692	1,131,049	2,975,970	1,708,278	2,044,637

							12/31/2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	38,976,332	40,186,347	34,690,647	1,279,731	2,248,841	327,195	1,639,933
Secured bank loans	247,039	328,023	88,883	61,671	26,380	50,363	100,726
Unsecured bank loans	84,070	84,079	84,079	-	-	-	-
Other unsecured loans	130,108	234,594	46,448	48,104	29,095	20,719	90,228
Lease liabilities	2,639,307	3,070,913	788,514	756,146	550,688	422,406	553,159
	42,076,856	43,903,956	35,698,571	2,145,652	2,855,004	820,683	2,384,046

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payable, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

IV.     Equity price risk

Through the equity swap transactions approved on May 13, 2020 and December 9, 2020 by the Board of Directors of Ambev, the Company, or its subsidiaries, will receive price variations related to its shares traded on the stock exchange, or on its ADRs, thus neutralizing the possible effects of the stock price fluctuations on the share-based payments made by the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore allocated to any hedging arrangements.

On September 30, 2022, the Company does not have equity swap positions (on September 30, 2021 equity swap operations resulted in a gain of R$78,063).

V.     Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the interim financial statements.

Financial instruments

(a) Financial instrument categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all the financial instruments recognized in the financial statements, segregated by category:

	09/30/2022
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,273,863	-	17,273,863
Trade receivables excluding prepaid expenses	7,812,368	-	7,812,368
Investment securities	233,708	1,347,216	1,580,924
Derivatives hedges	-	616,979	616,979
Total	25,319,939	1,964,195	27,284,134

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Financial liabilities
Trade payables	21,868,405	-	21,868,405
Put options granted on subsidiaries	-	3,297,051	3,297,051
Derivatives hedges	-	1,104,209	1,104,209
Interest-bearing loans and borrowing	2,980,480	-	2,980,480
Other liabilities	2,218,150	-	2,218,150
Total	27,067,035	4,401,260	31,468,295

	12/31/2021
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	16,597,184	-	16,597,184
Trade receivables excluding prepaid expenses	7,084,660	-	7,084,660
Investment securities	192,877	1,914,607	2,107,484
Derivatives hedges	-	598,973	598,973
Total	23,874,721	2,513,580	26,388,301

Financial liabilities
Trade payables	25,694,967	-	25,694,967
Put options granted on subsidiaries	-	3,291,388	3,291,388
Derivatives hedges	-	492,546	492,546
Interest-bearing loans and borrowing	3,100,524	-	3,100,524
Other liabilities	2,458,381	-	2,458,381
Total	31,253,872	3,783,934	35,037,806

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs which are not observable for the asset or liability.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	09/30/2022				12/31/2021

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit and loss	1,347,216	-	-	1,347,216	1,914,607	-	-	1,914,607
Derivatives – operational hedge	49,538	567,441	-	616,979	159,081	439,892	-	598,973
	1,396,754	567,441	-	1,964,195	2,073,688	439,892	-	2,513,580
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	3,297,051	3,297,051	-	-	3,291,388	3,291,388
Derivatives – operational hedge	152,782	951,427	-	1,104,209	193,386	299,160	-	492,546
	152,782	951,427	3,297,051	4,401,260	193,386	299,160	3,291,388	3,783,934

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2021	3,291,388
Total gains and losses during the period	5,663
Losses/(gains) recognized in net income	53,989
Losses/(gains) recognized in equity	(48,326)
Financial liabilities at September 30, 2022	3,297,051

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders’ Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over the Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029, whereas until September 30, 2022, no options were exercised. On September 30, 2022, the sum of the two ELJ tranches is R$3,290,467 (R$3,284,805 on December 31, 2021).

The fair value of Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The fair value of Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s weighted average cost of capital rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at September 30, 2022 the Company held R$241,817 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$1,152,769 as at December 31, 2021).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

24.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	09/30/2022	12/31/2021

Collateral given for the Company’s own liabilities	741,612	788,709
Other commitments	1,436,014	1,718,968
	2,177,626	2,507,677

Commitments to suppliers	42,506,150	51,561,982
	42,506,150	51,561,982

The collateral provided for liabilities totaled approximately R$2,177,626 as at September 30, 2022 (R$2,507,677 as at December 31, 2021), including R$721,285 (R$682,636 as at December 31, 2021) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at September 30, 2022, Ambev maintained R$241,817 (R$1,152,769 as at December 31, 2021) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 23 – Financial instruments and risks).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at September 30, 2022 and December 31, 2021 are as follows:

	09/30/2022	12/31/2021

Less than 1 year	11,183,274	11,559,858
Between 1 and 2 years	9,691,407	9,982,233
More than 2 years	21,631,469	30,019,891
	42,506,150	51,561,982

25.	CONTINGENCIES

The Company has contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and therefore the Company’s management cannot estimate the likely timing of the resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 14 – Provisions).

The Company and its subsidiaries have lawsuits related mainly to tax for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of these amounts are as follows:

	09/30/2022	12/31/2021

Income tax and social contribution	56,143,054	54,258,733
Value-added and excise taxes	25,906,751	23,912,359
PIS and COFINS	3,187,813	2,667,560
Others	1,694,423	1,606,253
	86,932,041	82,444,905

Principal lawsuits with a likelihood of possible loss

Except for monetary inflation and the cases described below, there were no relevant changes in the main cases with possible chances of loss on the period, when compared to the period ended December 31, 2021.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Brazilian Federal Taxes

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the Administrative Court. In August 2022, the Upper Administrative Court rendered favorable decisions to Ambev on two cases related to the taxation of profits of foreign subsidiaries, one of which recognized the application of the double tax treaty signed by Brazil to mitigate such taxation. Ambev awaits notification of such decisions which are final. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 September 2022 is approximately R$7.3 billion (R$7.5 billion in 31 December 2021) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of R$56.7 million (R$54.1 million in 31 December 2021).

IPI and PIS and COFINS

Manaus Free Trade Zone – IPI and PIS/COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions (PIS/COFINS). With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving several tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings, and (ii) amounts of PIS and COFINS allegedly over Arosuco’s remittances to Ambev.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592,891/SP, with binding effects, deciding on the rights of taxpayers registering presumed IPI excise tax credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$5.6 billion as of September 30, 2022 (R$4.9 billion as of December 31, 2021). Ambev has not recorded any provision in connection with these assessments.

ICMS

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts. Ambev management estimates the amount related to this issue to be approximately R$9.0 billion as of September 30, 2022 (R$8.4 billion as of December 31, 2021), classified as a possible loss and, therefore, for which Ambev has made no provision for the period.

Contingent assets

In 2017, the Brazilian Supreme Federal Court (“STF”) decided for, in the judgment of RE No. 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the taxable base of PIS and COFINS. Such decision was reaffirmed by the STF in May 2021, in the judgment of the request for clarification presented by the General Attorney's Office (PGFN), whereby the Court confirmed that the ICMS to be excluded from the PIS and COFINS taxable base is that declared in the invoice. The Court also determined that the decision should apply retroactively as of March 15, 2017 (date on which the decision on RE 574,706/PR was rendered), except for taxpayers who had judicial and administrative claims filed before said date (which is the case for the Company and its subsidiaries). Specifically in relation to the ICMS-ST, the Superior Court of Justice (“STJ”) will judge, with binding effects, the inclusion of such type of ICMS in the PIS and COFINS taxable base of the substituted taxpayers.

The Company and its subsidiaries filed several lawsuits discussing the inclusion of the ICMS and/or the ICMS-ST on the PIS and COFINS taxable base, some with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its subsidiaries are parties to lawsuits related to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force – special soft drinks and beer regime, provided for in Article 58-J of Law No. 10,833 of 2003), and (iii) 2015 onwards (also known as “New Model Taxation”).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

From to 2018 to 2022, the Company and its subsidiaries recognized, in accordance with IAS 37, recoverable tax credits related to this matter in the total amount of R$9.1 billion, of which (i) R$0.7 billion is related to the period from 1990 to 2009 and R$3.8 billion is related to the New Model Taxation – i.e. from May 2015 until the Company and its subsidiaries implemented the judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS taxable base in its regular transactions and which right of recovery is assured by the decision rendered by the STF in the judgment of RE 574.706/PR, and (ii) R$4.6 billion is related to the period from 2009 to 2015, during which the REFRI Taxation Model was in effect.

Part of these amounts has already been used to offset other tax debts according to the final and unappealable decisions and the fulfillment of the necessary administrative procedures. The outstanding amount of recoverable tax credits remain registered in the asset account (see Note 8 – Recoverable Taxes).

The accounting recognition of said amounts is due to (i) the gain being virtually certain considering the decision provided by the STF in RE 574,706/PR and the specific circumstances of each case; and (ii) the fact that the amount could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount. As to the tax credits related to the period in which the REFRI Taxation Model was in place, the amount could be estimated with sufficient reliability after several analyses made with the assistance of our external consultants. These analyses allowed us to (i) identify the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had an impact on the reference prices used as a taxable base for determination of the PIS and COFINS; and (ii) calculate the exclusion of such ICMS from the taxable base of PIS and COFINS in the transactions carried out by the Company and its subsidiaries.

In addition, with respect to the transactions performed after the implementation of the individual judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS taxable base, the Company and its subsidiaries had a positive impact of R$4.8 billion, net of the amounts mentioned above, which represented a reduction in the PIS and COFINS expenses.

For additional matters related to this subject, the Company estimates that the contingent asset corresponds to approximately R$0.5 billion. There might be additional amounts to be disclosed and recognized. Currently these amounts are not probable or virtually certain, as they depend on the specific circumstances of each case, as well as physical documentation not yet identified and, therefore, it is not possible to assess the overpaid taxes to be recovered. The amounts will be disclosed and recognized once the realization of the gain is probable and virtually certain, as well as upon confirmation of the estimated values with sufficient assurance.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated
26.	RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company on all transactions with related parties.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also are not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

The Company’s guidelines on related parties require it to follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These related parties transactions are clearly disclosed in the interim financial statements as formalized in the written contracts.

Transactions with management members

In addition to short-term benefits (primarily salaries), management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan (Note 22 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Short-term benefits (i)	48,629	48,137	16,526	5,148
Share-based payments (ii)	48,039	30,572	17,626	10,241
Total key Management remuneration	96,668	78,709	34,152	15,389

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of share options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 22 – Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Transactions with the Company’s shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at September 30, 2022 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at September 30, 2022 and December 31, 2021, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

The expenses incurred by Fundação Zerrenner with third parties for providing these benefits totaled R$231,093 (R$205,534 as at September 30, 2021), of which R$201,810 and R$29,283 were related to active employees and retirees respectively (R$182,644 and R$22,890 as at September 30, 2021 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$23,964, for four years and with monthly payments until December 31, 2022.

c) Leasing – Ambev head office

Ambev has a leasing agreement for two sets of commercial premises with Fundação Zerrenner, for R$5,277, for five years and with monthly payments until December 31, 2025.

d) Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under a license to AB InBev in Brazil and Canada and, through a license granted to AB InBev, also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded in relation to this agreement was R$14,240 as at September 30, 2022 (R$13,065 as at September 30, 2021) and R$573,060 (R$587,623 as at September 30, 2022) as licensing income and expenses, respectively.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Ambev has licensing agreements with the Group Modelo, subsidiaries of AB InBev, to import, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Modelo) in Latin America and Canada.

Transactions with related parties

	09/30/2022
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)
AB Africa	4,013	-	-
AB InBev	44,125	-	(62,656)
AB Package	-	-	(103,080)
AB Services	23,105	-	(4,555)
AB USA	68,228	7,154	(266,171)
Bavaria	8,271	-	(14,578)
Cervecería Modelo	13,264	-	(445,511)
Cervecerías Peruanas	537	-	(40,191)
Inbev	806	22,849	(18,594)
Panama Holding	3,989	-	-
Other	11,917	898	(22,353)
	178,255	30,901	(977,689)

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	12/31/2021
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	5,282	-	-	-
AB InBev	45,423	-	(167,018)	-
AB Package	-	-	(63,117)	-
AB Services	32,698	-	(3,024)	-
AB USA	34,498	11,454	(330,678)	-
Bavaria	3,604	-	(11,046)	-
Cervecería Modelo	6,133	-	(548,431)	-
Cervecerías Peruanas	3,362	-	(16,594)	-
Inbev	813	26,412	(26,448)	-
Panama Holding	4,643	-	-	1,512
Other	16,627	1,093	(43,867)	-
	153,083	38,959	(1,210,223)	1,512

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	09/30/2022	12/31/2021
Non-current	Trade payables	Trade payables
ITW International	(366,286)	(407,916)
	(366,286)	(407,916)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The tables below represent transactions with related parties, recognized in the income statement:

	Nine-month period ended: 09/30/2022
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	50	5,160	(122,201)	(4,370)	153,839
AB Package	-	-	(295,364)	-	-
AB Procurement	-	-	-	(15,439)	-
AB USA	17,292	-	(883,445)	(2,343)	(18)
Ambev Peru	458	-	-	-	-
Bavaria	31,508	-	(46,962)	-	-
Cervecería Modelo	3,208	-	(1,030,305)	-	-
Cervecerías Peruanas	2,110	-	(41,680)	-	-
GCC India	-	-	-	(5,014)	-
Inbev	-	-	(119,178)	-	-
ITW International	-	-	-	-	27,237
Other	4,379	7,989	(76,307)	-	1,924
	59,005	13,149	(2,615,442)	(27,166)	182,982

	Three-month period ended: 09/30/2022
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	50	-	(31,076)	23	(70)
AB Package	-	-	(111,345)	-	-
AB Procurement	-	-	-	(15,439)	-
AB USA	6,072	-	(305,913)	(798)	(18)
Bavaria	13,499	-	(8,105)	-	-
Cervecería Modelo	1,432	-	(337,076)	-	-
Cervecerías Peruanas	1,992	-	(16,781)	-	-
GCC India	-	-	-	(1,321)	-
Inbev	-	-	(21,661)	-	-
ITW International	-	-	-	-	12,273
Other	1,248	2,448	(23,615)	-	21
	24,293	2,448	(855,572)	(17,535)	12,206

	Nine-month period ended: 09/30/2021
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	288	-	(115,656)	(5,259)	-
AB Package	-	-	(216,324)	-	-
AB Procurement	-	-	-	(16,104)	-
AB USA	25,180	-	(882,930)	(2,567)	-
Ambev Peru	2,238	-	-	-	-
Bavaria	30,834	-	(44,080)	-	-
Cervecería Modelo	107	-	(1,196,082)	-	-
Cervecerías Peruanas	3,560	-	(16,108)	-	-
GCC India	-	-	-	(6,145)	-
Inbev	-	-	(78,021)	-	-
ITW International	-	-	-	-	32,626
Other	8,473	132	(99,357)	-	-
	70,680	132	(2,648,558)	(30,075)	32,626

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	Three-month period ended: 09/30/2021
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	203	-	(40,528)	(277)	-
AB Package	-	-	(64,798)	-	-
AB USA	7,391	-	(290,903)	(779)	(358)
Ambev Peru	451	-	-	-	-
Bavaria	9,149	-	(10,485)	-	-
Cervecería Modelo	5	-	(399,354)	-	-
Cervecerías Peruanas	2	-	(434)	-	-
GCC India	-	-	-	(1,772)	-
Inbev	-	-	(22,457)	-	-
ITW International	-	-	-	-	12,374
Other	952	40	(38,447)	-	-
	18,153	40	(867,406)	(2,828)	12,016

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A.R.L. (“Ambrew”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

27.	EVENTS AFTER THE REPORTING PERIOD

In October 2022, the Lower Administrative Court rendered favorable decisions to Ambev in some cases. One of the cases related to taxation of profits of its foreign subsidiaries. The updated assessed amount of this case for which the Company considers the chance of loss to be possible was approximately R$1.3 billion as of 30 September 2022. The second decision related to IPI allegedly due over remittances of manufactured goods to other related factories. The updated assessed amount of this case for which the Company considers the chance of loss to be possible was approximately R$0.8 billion as of 30 September 2022. Ambev awaits formal notification of the decision to assess the impact to the total reported contingency.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Also in October 2022, Ambev received a new tax assessment for calendar year 2017 challenging the goodwill amortization resulting from the merger of CND Holdings into Ambev and isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. The Company will file the defense and wait the decision from the First Level Administrative Court.

Ambev, supported by the opinion of its internal and external counsels, considers the chances of loss to be possible for approximately R$800 million, of which approximately R$540 million relates to the discussion of the isolated fine and R$260 million relates to the goodwill amortization and, accordingly, will not record any provisions for this matter.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer